May 16, 2014

Securities and Exchange Commission

Division of Corporate Finance

Judiciary Plaza; Stop 3-10

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Robert Errett

Re:	AFS SenSub Corp., Registration Statement on Form S-3

Filed March 24, 2014, File No. 333-194765 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. (as applicable, the “Depositor” or the “Registrant”) and in response to the letter (the “Comment Letter”), dated April 16, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission to Daniel E. Berce, we submit Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 1”), marked to show changes from the Registration Statement on Form S-3 filed on March 24, 2014.

The numbered paragraphs below set forth the Staff’s comments in italicized text followed by the Registrant’s responses. The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of the exhibits to Amendment No. 1, copies of which are being provided to you, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refer to the Registrant.

General

1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

We confirm that we will comply with this instruction.

2. Please file your exhibits with your next amendment.

All exhibits that are required to be filed as part of the Registration Statement are included in Amendment No. 1.

Where You Can Find More Information, page S-1

3. We note that you have provided the file number of a prior registration statement of the depositor. Please revise to include the file number for this registration statement.

We have revised the “Where You Can Find More Information” section to provide the file number that has been assigned to the Registration Statement.

Mr. Robert Errett

May 16, 2014

Risk Factors

During periods of economic downturn, losses may increase, page S-22

4. We note your risk factor stating that because AmeriCredit focuses predominantly on sub-prime borrowers that the actual rate of delinquencies, defaults, and losses on these automobile loan contracts “may be impacted to a greater extent during an economic downturn.” We also note, however, your disclosure on page S-58 stating that given your focus on subprime borrowers that delinquencies and losses “could be dramatically affected by a general economic downturn.” Please revise the disclosure in order to make it consistent throughout the registration statement.

We have revised the disclosure on page S-58 to make it consistent with the corresponding language included in the risk factor on page S-22.

The Sponsor and the Servicer, page S-27

5. We note your disclosure stating that in the past year, none of AmeriCredit, the depositor, the trust collateral agent, or the owner trustee received a demand to repurchase any automobile loan contracts underlying a securitization sponsored by AmeriCredit, and there was no activity with respect to any demand made prior to such period. Please revise this disclosure to account for the prior three years as required by Item 1104(e) of Regulation AB.

We have revised this disclosure on page S-27 to account for the three prior years, as required by Item 1104(e) of Regulation AB.

Depositor Review of Automobile Loan Contracts, page S-36

6. We note your disclosure describing the loan approval process in which you specify that if a loan application meets the minimum custom score cut-off then it moves forward “to be evaluated judgmentally by a credit analyst.” Please describe in greater detail the evaluation review performed by the credit analyst.

We have revised this disclosure to provide greater detail regarding the evaluations performed by credit analysts.

7. We also note your disclosure stating that from time to time a loan application that scores below the minimum custom score cut-off level is approved “based on a variety of factors.” Please provide additional disclosure describing these factors.

We have revised this disclosure to more fully describe the facts considered in approving loan applications that score below the minimum score cut-off level.

Mr. Robert Errett

May 16, 2014

The Automobile Loan Contracts, page S-39

8. We note that the automobile loan contracts included in the issuing entity may include delinquent assets. Please note that delinquent assets cannot constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date or asset-backed securities registered on Form S-3. Please confirm that delinquent assets will not constitute 20% or more of the automobile loan contracts included in the issuing entity or advise.

We confirm that delinquent assets will not constitute 20% or more of the automobile loan contracts included in any issuing entity.

Description of the Notes, page S-61

9. We note your disclosure that if any terms of the notes described in this prospectus vary from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

We have revised the disclosure on page S-62 to omit the statement that if any terms of the notes described in the prospectus vary from the terms described in the prospectus supplement, the reader should rely on information provided in the prospectus supplement.

Credit Enhancement, page S-76

10. We note, for example, on page 50 of the base prospectus that you identify letters of credit as one possible type of credit enhancement; however, the prospectus supplement does not include any disclosure about such credit enhancement. Please revise so that the disclosure on credit enhancement is consistent throughout the registration statement. In doing so, please note that the base prospectus should only include those credit enhancements reasonably contemplated to be included in an actual takedown.

We have revised the base prospectus to delete references to letters of credit as one possible type of credit enhancement.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq.
Senior Vice President, Corporate Counsel and Secretary

cc:	Daniel E. Berce

Chris. A. Choate

Doug Johnson, Esq.

John P. Keiserman, Esq.